April 22, 2013

BY EDGAR TRANSMISSION

AND OVERNIGHT DELIVERY

David L. Orlic, Esq.

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DSP Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on April 11, 2013

Definitive Additional Soliciting Materials

Filed on April 19, 2013

File No. 001-35256

Dear Mr. Orlic:

In connection with the letter dated April 19, 2013 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced preliminary proxy statement and definitive additional soliciting materials, DSP Group, Inc., a Delaware corporation (the “Company”), is providing you with the following information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Preliminary Proxy Statement

General

1.	Please mark your proxy statement and form of proxy “Preliminary Copies.” See Rule 14a-6(e).

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

April 22, 2013

Page Two

Response: The Company confirms that it will mark all future preliminary proxy statement and forms of proxy with “Preliminary Copy Subject to Completion” disclosure.

Director Independence, page 13

2.	We note the second paragraph of this section. If the Starboard designees meet the definition of independence, please advise why this paragraph is necessary. The paragraph implies that the Starboard designees cannot be expected to act in accordance with their fiduciary duties to all stockholders. Please also advise us what relationships these designees have with Starboard, other than being designated by them. If you retain these statements, please disclose that all other nominees also have relationships with those persons who nominated them which “should be taken into account.”

Response: In response to the Staff’s comments, the Company has deleted the second paragraph of the Director Independence section, on page 14 of the preliminary proxy, and has revised the first paragraph under that heading, on page 13, to read as follows:

Our board of directors has determined that each of Messrs. Lacey, Limon, Regev, Seroussi, Shamir, Tanguy and Traub, are “independent” as that term is defined in the NASDAQ listing standards. In making this determination, our board of directors considered transactions and relationships between each director or his immediate family and the company and our subsidiaries, of which there were none in 2012, and relied on information provided by each director in his Directors and Officers Questionnaire. The purpose of this review was to determine whether any such relationships or transactions were material and, therefore, inconsistent with a determination that the director is “independent” as that term is defined in the NASDAQ listing standards. As a result of this review, our board affirmatively determined, based on its understanding of such transactions and relationships, that a majority of the members of our board is independent, under the standards set forth by the NASDAQ listing standards.

Proposal No. 5, page 71

3.	Please disclose that you are providing this vote as required pursuant to Section 14A of the Securities Exchange Act. See Item 24 of Schedule 14A.

Response: In response to the Staff’s comments, the Company has added the following sentence to the beginning of Proposal No. 5:

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

April 22, 2013

Page Three

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, added Section 14A to the Securities Exchange Act of 1934, as amended, which enables our stockholders to vote to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC’s rules.

Definitive Additional Soliciting Materials

General

4.	We note the following statements:

•	A Minority Shareholder Is Seeking to Hijack Your Company

•	the attempt of a narrowly-focused minority shareholder to seize control of the Board of your Company

•	Starboard Has Refused to Settle for Anything Less Than Effective Control of your Company by Its Nominees

•	they will be satisfied with nothing less than a majority of the Board consisting of hand-picked Starboard nominees that will control your Company

In future filings, please refrain from implying that the Starboard designees would not act consistently with their fiduciary duties to all security holders, or advise us as to the basis for these statements.

Response: The Company confirms that it will refrain from implying that the Starboard designees would not act consistently with their fiduciary duties to all security holders, absent any future developments that provide a specific basis for such a belief or statement (in which case the Company will specify the basis for such belief or statement).

The Company respectfully submits, however, that it believes that Starboard would not agree to a settlement that would not result in directors designated by Starboard representing a majority of the members of the board of directors of the Company, and that having such a majority of designees appointed or elected to the Company’s board would amount to a marked change in the composition of a majority of the board –such a majority would constitute “effective control” by the members of such majority, regardless of whether any director or directors were to act in violation of their fiduciary duties. The basis of the Company’s belief as to Starboard’s position is the experience of management and the Company’s directors over the course of negotiations with Starboard during the past few months, while attempting to avoid a

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

April 22, 2013

Page Four

proxy fight, and the proxy statement filed by Starboard on April 4, 2013. The Company respectfully refers the Staff to the Company’s description of these negotiations set forth in the Company’s Preliminary Proxy Statement under the heading “Certain Background Information.”

5.	We note the following statements:

•	they don’t have a plan to grow the Company

•	They have made it clear that they have one and only one goal—to “explore strategic alternatives” with the objective of selling your Company as quickly as possible

Please provide support for these statements. While Starboard has stated that they seek to expand the company’s current exploration of strategic alternatives, a sale of the company appears to be only one such alternative. Alternatively, you may refrain from making such statements in future filings.

Response: The Company respectfully submits that, in the course of its discussions and negotiations with Starboard over the past eighteen months, Starboard has repeatedly expressed its desire that the Company effect a strategic transaction involving the sale of the Company or of substantially all of its assets. Specifically, Starboard has stated that the Company has to be sold, as reported in the Company’s Preliminary Proxy Statement, on February 6, 2013, in a meeting between representatives of the Company and representatives of Starboard in New York. Based upon the extensive course of dealing and engagement between the Company and Starboard, the Company believes that in this specific case the “exploration of strategic alternatives,” often commonly understood as a euphemism for pursuing a sale of a publicly traded company, has in fact meant just that, albeit the Company recognizes and acknowledges that the term can refer to a broader menu of alternatives, and sometimes does. In this particular case, the Company believes that Starboard has no plans to attempt to grow the Company. However, the Company does confirm that it will refrain from making statements without specific factual support.

* * * * *

In connection with the Company’s responses in this letter, it acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

David L. Orlic, Esq.

U.S. Securities and Exchange Commission

April 22, 2013

Page Five

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 011-972-99529699, or Bruce Mann and Jaclyn Liu, counsels to the Company at 415-268-7584 and 415-268-6722, respectively.

Very truly yours,

/s/ Dror Levy

Dror Levy

Chief Financial Officer

cc:	Bruce Mann, Esq., Morrison & Foerster LLP

Jaclyn Liu, Esq., Morrison & Foerster LLP